UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Bharatt Chowrira

President

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”).

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to update the disclosure in Item 4 and Item 6.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Amendment to the Note and Warrant Purchase Agreement

On June 28, 2023, the Issuer and certain of its subsidiaries (the “Note Parties”) and PureTech Health LLC entered into an Amendment No. 3 to the Note and Warrant Purchase Agreement (the “NPA Amendment No. 3”), which amends that certain Note and Warrant Purchase Agreement, dated as of February 21, 2023 and amended on May 1, 2023 and June 12, 2023, by and among the Note Parties and PureTech Health LLC (as amended, the “NPA”). The NPA Amendment No. 3 provides that the maturity date of the convertible notes issued pursuant to the NPA is extended to March 31, 2024, unless earlier converted or redeemed.

The foregoing descriptions of the NPA Amendment No. 3 do not purport to be complete and are qualified in their entirety by the full text of such agreement. A copy of the NPA Amendment No. 3 is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer.

This Item 6 is hereby supplemented by incorporating by reference Item 4 of this Schedule 13D.

Item 4 above summarizes certain provisions of the NPA Amendment No. 3 and is incorporated herein by reference. A copy of the NPA Amendment No. 3 is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

20.	Amendment No. 3 to Note and Warrant Purchase Agreement, dated June 28, 2023, by and among the Note Parties and PureTech Health LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2023

PURETECH HEALTH LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

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